SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2003

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)

                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X         Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes __   No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________

     This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration StatementFile No. 333-11716.

                         RADA ELECTRONIC INDUSTRIES LTD.

6-K Items

1. Rada Electronic Industries Ltd. Press Release dated January 6, 2003.


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                                                                          ITEM 1

Press Release                            Source: RADA Electronic Industries Ltd.

RADA Will Deliver an Upgrade to the RNLAF That Will Provide Crash Survivability Capabilities to the FACE(TM) Systems Used on Board Its F-16 Fleet

Monday January 6, 10:46 am ET

NETANYA, Israel, Jan. 6 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (Nasdaq: RADIF - News), today announced that the Royal Netherlands Air Force ("RNLAF") ordered an upgrade to RADA's FACE Flight Data Recorder system installed onboard its fleet of F-16 aircraft.

The upgrade enables the transfer of data from the FACE to a Voice and Data Recorder ("VADR"), a crash survivable memory unit developed by Smiths Aerospace. This capability will allow the RNLAF to investigate mishaps involving the loss-of-aircraft and aircrew.

FACE is a flight data recorder operated by the RNLAF to monitor the structural fatigue of the aircraft, monitor engine and avionics. The FACE serves as a training and operational tool to debrief pilots following flight missions.

FACE is currently installed on the F-16 aircraft of the RNDAF and the Belgian Air Force. A FACE unit is currently being installed on the F-16 MLU prototype of the Portuguese Air Force.

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the commercial and military aerospace industries. The company specializes in Avionics (Data Acquisition Systems), Squadron Information Management Network (Video, ACMI and Maintenance) and Automatic Test Equipment. RADA employs 110 people, many of them are engineers.


Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Reports on Form 20-F and other filings with the Securities and Exchange Commission.

__________________________________
Source: RADA Electronic Industries Ltd.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 Rada Electronic Industries Ltd.
                                                 -------------------------------
                                                        (Registrant)



                                               By: /s/Herzle Bodinger
                                                   ------------------
                                                   Herzle Bodinger, Chairman

Date: January 6, 2003